Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

September 10, 2018	NR18-12

Alianza Minerals Acquires High-Grade Gold Target, Golden Triangle Area, B.C

Vancouver, B.C. – September 10, 2018 - Alianza Minerals Ltd. (TSXV:ANZ) (“Alianza” or the “Company”) reports that the Company has optioned the KRL Property in British Columbia’s prolific Golden Triangle from prospector Bernie Kreft. The KRL Property is located near the junction of McLymont Creek and the Iskut River, adjacent to Aben Resources’ Forrest Kerr Gold project and approximately 5 kilometres (km) from the McLymont Creek and Forrest Kerr power generation plants. Road access exists less than 2 km from the property boundary.

Previous work at KRL dates back to the late 1980’s and includes hand trenching of quartz veins 10 – 100 centimetres (cm) in width (generally 10-50 cm wide) and exposed for as much as 60 metres (m) on strike before becoming obscured under talus. Results of this work include a series of five channel samples, collected on one-metre spacings yielding 56.01, 35.93, 122.86, 194.23 and 64.04 g/t gold over 50-70 cm. Another vein, sampled approximately 10 m to the northwest, returned 248.1 g/t gold over its 10 cm width, and another at 229.47 g/t from a nearby 10 cm channel sample. At least 11 veins have been identified over a 400 m by 600 m area. Most veins are steeply-dipping with a north-westerly strike.

“The KRL option presents an excellent opportunity for early-stage gold exploration in the Golden Triangle,” stated Jason Weber, P.Geo., president and CEO of Alianza. “Previous workers identified this high-grade mineralization near their property boundary in the late 1980s. We feel that with our better-located land position there is potential to identify additional mineralization below treeline where it may be obscured by vegetation and talus. Our initial phases of work will focus on prospecting and geochemical sampling to identify potentially covered gold-bearing veins at lower elevations.”

Agreement Terms

Alianza is optioning the KRL Property from prospector Bernie Kreft. Alianza can earn a 100% interest in the property by conducting $2.25 million in exploration on the property over 5 years ($150,000 by December 31, 2019), issuing 800,000 shares of Alianza to Mr. Kreft, staged over 5 years (100,000 on TSX-V approval), and by making staged cash payments totalling $250,000 over 4 years ($25,000 by October 15, 2018). Mr. Kreft is entitled to additional shares issued upon the disclosure of an NI43-101 inferred resource estimate equal to 1 share per ounce of inferred resource, to a maximum of 350,000 shares. An additional 500,000 shares are to be issued on the commencement of commercial production. Mr. Kreft will retain a 1% Net Smelter Royalty on the property.

About Alianza Minerals Ltd.

Alianza increases the chances of success in mineral exploration by using the Prospect Generator business model, focussing on gold and copper exploration in Latin America, British Columbia, Yukon and Nevada.

The Company has 45 million shares issued and outstanding and is listed on the TSX Venture Exchange (TSX-V: ANZ).  Mr. Jason Weber, P.Geo., of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO Sandrine Lam, Shareholder Communications Tel: (604) 687-3520 Fax: (888) 889-4874 To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.